EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Nine months
	Ended
	Sept. 30,	Year	Year	Year	Year	Year
	2008	2007	2006	2005	2004	2003
EARNINGS

Income before income taxes, minority interest, and cumulative effect of accounting change*	$4,381	$6,115	$5,625	$4,828	$4,303	$3,448

Add:

Interest expense	170	229	139	101	88	103

Interest component of the ESOP benefit expense	2	5	8	10	12	14

Portion of rent under operating leases representative of the interest component	59	70	70	64	60	53

Less:
Equity in undistributed income of 20-50% owned companies	5	5	6	4	6	7

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$4,607	$6,414	$5,836	$4,999	$4,457	$3,611

FIXED CHARGES

Interest on debt	179	235	138	94	78	93

Interest component of the ESOP benefit expense	2	5	8	10	12	14

Portion of rent under operating leases representative of the interest component	59	70	70	64	60	53

TOTAL FIXED CHARGES	$240	$310	$216	$168	$150	$160

RATIO OF EARNINGS TO FIXED CHARGES	19.2	20.7	27.0	29.8	29.7	22.6

* First nine months 2008 results included net pre-tax losses of $50 million related to charges for exit activities and the sale of HighJump Software, which were partially offset by a gain on sale of real estate. 2007 results included pre-tax gains of $681 million, with net benefits from gains related to the sale of businesses and a gain on sale of real estate, which were partially offset by increases in environmental liabilities, restructuring actions, and exit activities. 2006 results included pre-tax gains of $523 million, with net benefits from gains related to the sale of certain portions of 3M’s branded pharmaceuticals business partially offset by restructuring actions, acquired in-process research and development expenses, settlement costs of a previously disclosed antitrust class action, and environmental obligations related to the pharmaceuticals business. 2003 includes a $93 million pre-tax loss related to an adverse ruling associated with a lawsuit filed by LePage’s Inc.